Exhibit (a)(5)

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces filing of Schedule TO with respect to

Put Right of holders of 1.75% convertible senior notes due 2028

Toronto, Ontario, February 7, 2013 — Kinross Gold Corporation (TSX: K; NYSE: KGC) (the “Company”) announced today that it has filed a Schedule TO with the U.S. Securities and Exchange Commission in respect of the option of holders of its 1.75% Convertible Senior Notes due 2028 (CUSIP Numbers: 496902AB3 and 496902AD9) (the “Notes”) to require the Company to repurchase their Notes (the “Put Right”), as provided for in the Indenture governing the Notes, dated as of January 29, 2008 (the “Indenture”). The Put Right, which has been a term of the Indenture since the time the Notes were originally issued, entitles each holder of the Notes to require the Company to purchase all or any part of such holder’s Notes on March 15, 2013 (the “Repurchase Date”) at a purchase price (the “Repurchase Price”) equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon up to, but excluding, the Repurchase Date.

The opportunity to exercise the Put Right expires at 5:00 p.m., New York City time, on Friday, March 8, 2013, which is the fifth business day immediately preceding the Repurchase Date. In order to exercise the Put Right and receive the Repurchase Price, or withdraw an exercise of the Put Right, a holder must follow the procedures set forth in the Put Right Notice.

Neither the Company nor its Board of Directors or employees has made or is making any representation or recommendation as to whether or not any holder should exercise the Put Right.

Additional Information

Copies of the Put Right Notice and additional information relating to the procedure for the exercise of the Put Right may be obtained from Wells Fargo Bank, National Association by calling (800) 344-5128 (Option 0, Attn. Bondholder Communications).

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell

Vice-President, Corporate Communications

phone: 416-365-2726

steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com